UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56137
Commission File Number: 001-37445

Yaborã Indústria Aeronáutica S.A.
(as issuer of the 5.150% Notes due 2022 and as guarantor of the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

Embraer Netherlands Finance B.V.
(as issuer of the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

Embraer S.A.

(as guarantor of the 5.150% Notes due 2022, the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

(Exact name of registrant as specified in its charter)

In respect of Yaborã Indústria Aeronáutica S.A. and Embraer Netherlands Finance B.V.:

Av. Brigadeiro Faria Lima, 2170

São José dos Campos, São Paulo

Brazil

+ (55) 11 3040 9518

In respect of Embraer S.A.:
Rodovia Presidente Dutra, S/No. - KM 134

Eugênio de Melo, São José dos Campos, São Paulo

Brazil
+ (55) 11 3040 9518

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.150% Notes due 2022 issued by Yaborã Indústria Aeronáutica S.A.

Guarantee by Embraer S.A. of 5.150% Notes due 2022

5.050% Notes due 2025 issued by Embraer Netherlands Finance B.V.

Guarantee by Yaborã Indústria Aeronáutica S.A. of 5.050% Notes due 2025

Guarantee by Embraer S.A. of 5.050% Notes due 2025

5.400% Notes due 2027 issued by Embraer Netherlands Finance B.V.

Guarantee by Yaborã Indústria Aeronáutica S.A. of 5.400% Notes due 2027

Guarantee by Embraer S.A. of 5.400% Notes due 2027

(Title of each class of securities covered by this Form)

In respect of Embraer S.A.:
Common shares, without par value, of Embraer S.A. (represented by, and traded only in the form of, American Depositary Shares (evidenced by American Depositary Receipts), with each American Depositary Share representing four common shares of Embraer S.A.)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

5.150% Notes due 2022 issued by Yaborã Indústria Aeronáutica S.A. — 63

Guarantee by Embraer S.A. of 5.150% Notes due 2022 — 63

5.050% Notes due 2025 issued by Embraer Netherlands Finance B.V. — 74

Guarantee by Yaborã Indústria Aeronáutica S.A. of 5.050% Notes due 2025 — 74

Guarantee by Embraer S.A. of 5.050% Notes due 2025 — 74

5.400% Notes due 2027 issued by Embraer Netherlands Finance B.V. — 61

Guarantee by Yaborã Indústria Aeronáutica S.A. of 5.400% Notes due 2027 — 61

Guarantee by Embraer S.A. of 5.400% Notes due 2027 —61

EXPLANATORY NOTE

This Form 15 is being filed by Yaborã Indústria Aeronáutica S.A. ("Yaborã ") pursuant to Rule 12h-3(b)(1)(i) as the Notes were previously listed on the New York Stock Exchange. On January 9, 2020, Yaborã correctly filed a Form 6-K with the U.S. Securities and Exchange Commission (the “Commission”) using the EDGAR form type 8-K12G3 as notice pursuant to Rule 12g-3(f) that Yaborã is the successor obligor to Embraer S.A. under Rule 12g-3(a) under the U.S. Securities Exchange Act of 1934, as amended only in respect of the Notes referred to in such filing. This resulted in Yaborã being assigned Commission File Number 000-56137. Since Yaborã has a Commission File Number commencing with 000-, it is not possible to file this Form 15 using EDGAR form type Form 15-12B as the EDGAR filing system does not permit that form type to be filed by a registrant that does not have a Commission File Number commencing with 001-. Therefore, to enable Yaborã to file this Form 15, Yaborã is filing this Form 15 using EDGAR form type Form 15-12G notwithstanding the fact that this filing is being made pursuant to Rule 12h-3(b)(1)(i) which would require the EDGAR form type to be Form 15-12B.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Yaborã Indústria Aeronáutica S.A., Embraer Netherlands Finance B.V. and Embraer S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2020	YABORÃ INDÚSTRIA AERONÁUTICA S.A. (as issuer of the 5.150% Notes due 2022 and as guarantor of the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

	By:	/s/ Mauro Kern Junior
	Name:	Mauro Kern Junior
	Title:	Officer

Date: April 13, 2020	EMBRAER NETHERLANDS FINANCE B.V. (as issuer of the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

	By:	/s/ R. Carneiro Bechara
	Name:	R. Carneiro Bechara
	Title:	Officer

	By:	/s/ Alessandro Cesar Bueno
	Name:	Alessandro Cesar Bueno
	Title:	Officer

Date: April 13, 2020	EMBRAER S.A. (as guarantor of the 5.150% Notes due 2022, the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

	By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Chief Financial and Investor Relations Officer